United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Second Quarter 2014 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: July 23th, 2014

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
San Pedro Garza Garcia, N.L., Mexico, July 23, 2014	www.gruma.com

GRUMA REPORTS SECOND QUARTER 2014 RESULTS

HIGHLIGHTS

GRUMA continued to achieve important improvements in its results in 2Q14; while net sales were relatively flat, operating profit increased 30% and EBITDA grew 13%, which allowed the company to pay down US$58 million of debt during the quarter.

Majority net income rose 403% to Ps.1,135 million, and net margin climbed to 9.2% from 1.8% in 2Q13. Improvements were driven mainly by better operational performance, foreign exchange rate fluctuations, lower interest expenses, lower taxes and the discontinued operations line related to Molinera de Mexico.

As per GRUMA's announcement last June that it has reached an agreement for the sale of its wheat flour operations in Mexico, Molinera de Mexico is now accounted for as a discontinued operation. GRUMA's consolidated income statement no longer reflects the results of Molinera de Mexico, other than in the discontinued operations line, and the book value of this subsidiary is reported on GRUMA's balance sheet under the accounts ''current assets held for sale'' and ''current liabilities related to assets held for sale''.

Given the company's improved performance and expectations regarding its financial position, GRUMA's shareholders meeting on July 17 approved a cash dividend in the amount of Ps.649 million, or Ps.1.50 per share, to be paid on November 18, 2014.

Consolidated Financial Highlights
 (Ps millions)

	2Q14	2Q13	Var.
Sales Volume (thousand metric tons)	943	951	(1)%
Net sales	12,339	12,439	(1)%
Operating income	1,357	1,045	30%
Operating margin	11.0%	8.4%	260 bp
EBITDA	1,704	1,512	13%
EBITDA margin	13.8%	12.2%	160 bp
Majority net income	1,135	226	403%

Debt
(US$ millions)

Jun'14	Dec'13	Var.	Var. (%)	Mar'14	Var.	Var. (%)
1,174	1,272	(98)	(8)%	1,232	(58)	(5)%

CONSOLIDATED RESULTS OF OPERATIONS
2Q14 versus 2Q13

Sales volume decreased 1% to 943 thousand metric tons, mainly reflecting lower volumes at Gruma Corporation's European operations. In comparison to 1Q14 all subsidiaries showed sales volume growth, especially Gruma Corporation and GIMSA, which grew 6% and 5% respectively.

Net sales decreased 1% to Ps.12,339 million, driven principally by lower prices at GIMSA and Gruma Corporation (which were partially offset by improved sales mix), and by lower volumes in Europe.

Cost of sales as a percentage of net sales improved to 64.8% from 66.6%, reflecting better performance at most subsidiaries, mainly at Gruma Corporation and, to a lesser extent, at GIMSA and the Asia-Oceania operations. In absolute terms, cost of sales declined 4% to Ps.7,994 million resulting from lower raw-material costs and the sales volume reduction.

Selling, general and administrative expenses (SG&A) as a percentage of net sales improved to 24.2% from 24.7%, and in absolute terms, SG&A declined 3% to Ps.2,986 million, mainly reflecting lower administrative expenses in connection with extraordinary charges registered in 2Q13.

Operating income grew 30% to Ps.1,357 million, driven mainly by Gruma Corporation, Asia-Oceania and by Gruma Holding, the latter in connection with royalty fees received from some subsidiaries. Operating margin rose to 11.0% from 8.4%.

EBITDA increased 13% to Ps.1,704 million. EBITDA margin expanded to 13.8% from 12.2%.

Net comprehensive financing cost was Ps.192 million, Ps.252 million lower, resulting from foreign exchange gains during 2Q14 on dollar-denominated debt, in contrast to foreign exchange losses during 2Q13. Additionally, interest expense declined 25% in connection with the company's ongoing debt reduction efforts.

Income taxes were Ps.219 million versus Ps.432 million. The effective tax rate was 18.8%. This reflects the benefits of extraordinary fiscal credits from past years arising from changes in Mexico's fiscal law, as well as the royalty fee structure implemented since 4Q13.

Discontinued operations were Ps.255 million related exclusively to the deconsolidation of Molinera de Mexico. This amount includes the results of Molinera de Mexico as well as the effect of intercompany transactions between Molinera de Mexico and some of GRUMA's subsidiaries.

Majority net income increased 403% to Ps.1,135 million, driven by the better operational performance, foreign exchange rate fluctuations, lower interest expenses, and lower taxes. In addition, higher income from discontinued operations contributed.

FINANCIAL POSITION
June 2014 versus March 2014

Balance-Sheet Highlights	Total assets were Ps.42,404 million, an increase of 1%.

Total liabilities were Ps.26,258 million, 2% lower, mainly as a result of debt reduction.

Shareholders' equity totaled Ps.16,146 million, 7% more than in March 2014.

Debt Profile	GRUMA's debt totaled US$1,174 million, US$58 million less than as of March 2014. Improvements in cash generation allowed the company to continue paying down its debt. Approximately 67% of GRUMA's debt is dollar-denominated.

Debt
(US$ millions)

Jun'14	Dec'13	Var.	Var. (%)	Mar'14	Var.	Var. (%)
1,174	1,272	(98)	(8)%	1,232	(58)	(5)%

Schedule of Debt Amortizations
 (US$ millions)

	Rate	2014	2015	2016	2017	2018	2019...	Total
Perpetual Bond	7.75%						300	300
Rabobank Syndicated Facility	LIBOR+1.5%-3%	11	22	33	33	121		220
Inbursa Syndicated Facility MXP	TIIE+1.625%-2.625%	8.8	17.6	26.5	26.5	97.1		176.5
BBVA Syndicated Facility	LIBOR+1.5%-3%		25	100				125
BBVA Syndicated Facility MXP	TIIE+1.375%-2.625%		4.6	9.2	41.4	36.8		92.1
Gruma Corp Facility BofA	LIBOR+1.375%-2%			85				85
Bancomext Facility MXP	TIIE+1.375%-2.625%		2.3	4.6	20.7	18.4		46.0
Other	3.76% (avg.)	62.4	66.4	0.4				129.2
TOTAL	4.49% (avg.)	82.2	138	258.7	121.6	273.3	300	1,173.8

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$42 million during 2Q14, most of which were allocated to (1) the acquisition of Mexifoods, a leading food company based in Spain engaged in the production of tortillas and other Mexican related products; (2) production capacity expansion at Gruma Corporation, especially in wheat flour tortillas; and (3) upgrades, maintenance and transportation equipment at GIMSA.

SUBSIDIARY RESULTS OF OPERATIONS
2Q14 versus 2Q13

Gruma Corporation

Sales volume declined 2% to 424 thousand metric tons, reflecting a 3% increase at the U.S. operations, which was offset by reductions at the European operations due to extraordinary sales of corn during 2Q13. The increase in the U.S. was driven by the corn flour operations in connection with additional supply to several corn chip manufacturers.

Net sales fell 1% to Ps.7,199 million due to the aforementioned sales volume decline and price reductions at the corn flour business in connection with lower corn costs. This was partially offset by the positive effect of (1) improved sales mix at the U.S. tortilla operations as the company continues its focus toward higher price per unit products, and (2) the change in the sales mix away from corn at the European operations.

Cost of sales as a percentage of net sales improved to 61.9% from 64.1%. Half of the improvement was driven by the U.S. tortilla operations and the other half by the European operations. The improvement at the U.S. tortilla business came mostly from (1) the continued SKU rationalization program combined with a sales mix improvement by focusing on high-margin products (as in the case of wheat tortillas, and low-count corn tortilla presentations), and (2) lower raw-material costs while prices were also maintained. Europe improved due mostly to lower raw-material and packaging costs while prices were maintained, as well as production efficiencies related mainly to packaging automation and overhead. In absolute terms, cost of sales declined 4% to Ps.4,459 million reflecting principally the aforementioned sales volume reduction and lower raw-material costs.

SG&A as a percentage of net sales increased to 28.7% from 28.0% resulting mostly from royalty fees of approximately Ps.72 million from the U.S. corn flour operations to GRUMA related to the MASECA® trademark, which were implemented beginning in 2014. In absolute terms, SG&A rose 2% to Ps.2,064 million in connection with the aforementioned royalty fees and, to a lesser extent, higher selling expenses in Europe derived from strengthening of the sales team.

Operating income rose 19% to Ps.663 million and operating margin improved to 9.2% from 7.7%, even with the royalty fees. Similarly, half of the improvement came from the U.S.A. and half from Europe.

EBITDA  increased 11% to Ps.912 million. EBITDA margin expanded to 12.7% from 11.3%.

GIMSA

Sales volume was nearly unchanged at 464 thousand metric tons. Corn flour increased 3%, but was offset by lower sales of by-products for animal feed due to the company's decision to reduce the sale of such low-margin products. Corn flour sales volume grew especially from (1) price reductions in connection with lower cost of corn, and to a lesser extent, (2) changes in the variable compensation structure of the sales team, and (3) increased support to customers with equipment for tortilla production using the corn flour method.

Net sales declined 4% to Ps.4,001 million, as a result of price reductions implemented to reflect lower corn cost.

Cost of sales as a percentage of net sales improved to 70.4% from 72.0%, and in absolute terms, cost of sales fell 6% to Ps.2,819 million, mainly in connection with lower corn costs and, to a lesser extent, the aforementioned reduction of by-products for animal feed, which are low-margin products. While gross profit per ton was similar to last year, gross margin benefited from the effect of a smaller base of net sales in connection with the aforementioned price reduction.

SG&A as a percentage of net sales increased to 15.1% from 11.7%, and in absolute terms, rose 24% to Ps.605 million due mainly to the amortization of royalty fees related to the MASECA® trademark license agreement between GRUMA and GIMSA. SG&A also grew as a result of higher sales commissions and freight related to higher corn flour sales volume.

Operating income declined 11% to Ps.587 million and, as a percentage of net sales, decreased to 14.7% from 15.8%. Most of this effect was related to the amortization of royalty fees, which does not affect the EBITDA margin as it is a non-cash item.

EBITDA  increased 4% to Ps.769 million. EBITDA margin improved to 19.2% from 17.7%.

For additional information, please see GIMSA ''Second-Quarter 2014 Results'', available through GRUMA's website, www.gruma.com.

Gruma Centroamerica

Sales volume was nearly unchanged at 50 thousand metric tons.

Net sales were flat at Ps.833 million; price increases implemented were offset by the colon depreciation.

Cost of sales as a percentage of net sales improved to 65.5% from 67.3% derived from price increases and lower corn costs and, in absolute terms, declined 3% due essentially to the colon depreciation and lower corn cost.

SG&A as a percentage of net sales remained unchanged at 27.5%. In absolute terms, SG&A was also flat; increases in selling expenses related mostly to leases, marketing and advertising were offset by the colon depreciation.

Operating income grew 34% to Ps.59 million and operating margin improved to 7.0% from 5.2% due to the aforementioned price increases.

EBITDA increased 20% to Ps.80 million. EBITDA margin grew to 9.6% from 8.0%.

Other Subsidiaries and Eliminations

Operating income improved Ps.260 million to Ps.48 million. This resulted mainly from the royalties received from GIMSA and the U.S. operations related to the MASECA® trademark, and better operational performance at the Asia and Oceania operations.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages, and prices are linked to a price index; and

  the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the above, the GRUMA's consolidated figures are determined as follows: the figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia and Oceania operate in a non-hyperinflationary environment; therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

Under the section Subsidiary Results of Operations and the table of Financial Highlights by Subsidiary of this report, figures for Gruma Corporation were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.0323/dollar as of June 30, 2014. The differences between the use of convenience translation and the historical exchange rate are reflected under ''Other Subsidiaries and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania, and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 17,000 employees and 77 plants. In 2013, GRUMA had net sales of US$3.8 billion (excluding the Venezuelan operations and Molinera de Mexico), of which 67% came from non-Mexican operations. For further information please visit www.gruma.com.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(MILLIONS OF MEXICAN PESOS)

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	**2Q14**	2Q13	VAR (%)	1Q14	VAR (%)	**2014**	2013	VAR (%)
NET SALES	**12,339**	12,439	(1)	12,125	2	**24,464**	24,310	1
GROSS PROFIT	**4,345**	4,155	5	4,285	1	**8,630**	8,077	7
GROSS MARGIN (%)	**35.2%**	33.4%		35.3%		**35.3%**	33.2%	
SELLING AND ADMINISTRATIVE EXPENSES	**2,986**	3,071		2,954		**5,940**	6,108	
OTHER EXPENSE (INCOME) , NET	**2**	39		7		**10**	27	
OPERATING INCOME	**1,357**	1,045	30	1,324	2	**2,681**	1,942	38
OPERATING MARGIN (%)	**11.0%**	8.4%		10.9%		**11.0%**	8.0%	
NET COMPREHENSIVE FINANCING COST	**192**	443		273		**464**	425	
INTEREST EXPENSE	**221**	294		238		**459**	557	
INTEREST INCOME	**(10)**	(14)		(7)		**(17)**	(22)	
(GAIN) LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS	**23**	(63)		(2)		**21**	(36)	
FOREIGN EXCHANGE LOSS (GAIN)	**(42)**	226		44		**2**	(73)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(0)**	0		0		**(0)**	0	
INCOME TAXES	**219**	432		367		**586**	894	
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	**255**	111		(37)		**219**	(172)	
NET INCOME	**1,202**	280	328	647	86	**1,849**	451	310
MAJORITY NET INCOME	**1,135**	226	403	622	82	**1,757**	435	304
EARNINGS PER SHARE[1]	**2.62**	0.52	403	1.44	82	**4.06**	1.00	304
DEPRECIATION AND AMORTIZATION	**369**	467		371		**741**	**838**	
INCOME UNRELATED TO CORE BUSINESS OPERATIONS	**(22)**	0		0		**(22)**	0	
EBITDA[2]	**1,704**	1,512	13	1,695	1	**3,400**	2,781	22
EBITDA MARGIN (%)	**13.8%**	12.2%		14.0%		**13.9%**	11.4%	
CAPITAL EXPENDITURES (MILLION US$)	**42**	28		16		**58**	46	

BALANCE SHEET SUMMARY	**Jun-14**	Jun-13	VAR (%)	Mar-14	VAR (%)
CASH AND CASH EQUIVALENTS	**1,187**	1,002	18	1,112	7
TRADE ACCOUNTS RECEIVABLE	**4,162**	4,997	(17)	4,678	(11)
OTHER ACCOUNTS RECEIVABLE	**2,582**	3,481	(26)	4,097	(37)
INVENTORIES	**7,353**	9,621	(24)	7,440	(1)
ASSETS HELD FOR SALE	**3,456**	0	0	0	0
CURRENT ASSETS	**19,174**	19,443	(1)	17,645	9
PROPERTY, PLANT, AND EQUIPMENT, NET	**16,805**	18,089	(7)	17,750	(5)
ASSETS HELD FOR SALE	**3,109**	3,109	0	3,109	0
TOTAL ASSETS	**42,404**	44,194	(4)	41,833	1
SHORT-TERM DEBT	**1,934**	2,260	(14)	2,699	(28)
CURRENT LIABILITIES	**9,315**	9,419	(1)	9,884	(6)
LONG-TERM DEBT	**13,125**	16,781	(22)	13,176	(0)
TOTAL LIABILITIES	**26,258**	31,973	(18)	26,796	(2)
MAJORITY SHAREHOLDERS' EQUITY	**14,667**	10,289	43	13,608	8
SHAREHOLDERS' EQUITY	**16,146**	12,221	32	15,037	7
CURRENT ASSETS/CURRENT LIABILITIES	**2.06**	2.06		1.79	
TOTAL LIABILITIES/SHAREHOLDERS' EQUITY	**1.63**	2.62		1.78	
DEBT/EBITDA[3]	**2.24**	3.75		2.43	
EBITDA/INTERES EXPENSE[3]	**6.68**	4.83		6.05	
BOOK VALUE PER SHARE[1]	**33.89**	23.78		31.44	

[1] On the basis of 432,749,079 shares as of June 30, 2014; 432,749,079 shares as of June 30, 2013 and 432,749,079 shares as of March 31, 2014.
[2] EBITDA = operating income + depreciation and amortization - income unrelated to core business operations.
[3] Last twelve months.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.

Additionally, Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable depending on the derivative instrument used, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Central Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line (risk margin) established with the respective financial institutions, consequently the timely compliance of those obligations are assured. Additionally, it is made clear that, upon failure to fulfill the obligations of providing collateral, the counterparty will have the right, but not the obligation, to early terminate the transactions in place, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and monthly manner, the information about the Derivative Financial Instruments to such organs, respectively, and quarterly to the Board of Directors.

As of this date, Gruma has margin calls with their counterparty for $204,385 thousand pesos.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at fair value, and at the end of each reporting period they are re-measured at their fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Derivative financial instruments that qualify as fair value hedges are initially recorded at fair value and the effects of changes in the fair value are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

Gruma determines the fair value based on recognized market prices. When not quoted in markets, fair value is determined using valuation techniques commonly used in the financial sector. Fair value reflects the credit risk of the instrument and includes adjustments to consider the credit risk of the Company or the counterparty, when applicable. Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management discussion about the sources of liquidity that could be used to deal with derivative financial instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the changes in the exposure to major identified risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire.

The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of June 30, 2014, the open positions of corn and natural gas financial instruments were valued at their fair value. The financial instruments of corn that qualified as hedges for accounting purposes represented a loss of $98,862 thousand pesos which was applied to other comprehensive income in equity.

The Company entered into hedge contracts for corn purchases of $12,360 thousand pesos, which were designated as fair value hedges. Therefore, the derivative financial instruments, as well as the assets and liabilities being hedged, are recognized at fair value at the trade date. Changes in the fair value of the derivative financial instruments and the assets and liabilities being hedged are recognized in income of the year. As of June 30, 2014, the effectiveness of these hedges was 100%.

The open positions of corn and natural gas financial instruments that did not qualify as hedges for accounting purposes represented a loss of $8,815 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated at fair value. As of June 30, 2104, the open positions of these instruments represented a loss of approximately $6,184 thousand pesos which was reflected on the income statement..

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

As of June 30, 2014, the Company reclassified the amount of $74,479 thousand pesos from comprehensive income and recognized it as part of inventory. This amount refers to the loss from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a loss of $6,649 thousand pesos, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received.

The operations that concluded during the second quarter of 2014, for financial instruments of corn and natural gas, recognized in income, represented a favorable effect of $2,906 thousand pesos. As of June 30, 2014, the favorable effect in the results of the concluded transactions of these instruments is of $3,781 thousand pesos.

The transactions concluded during the second quarter of 2014 regarding the foreign exchange financial instruments, recognized in income, represented a loss of $19,684 thousand pesos. As of June 30, 2014, the adverse effect in the results of the concluded transactions of these instruments is of $5,047 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of June 30, 2014, the company has revolving funds denominated ''margin calls'' for $204,385 thousand pesos. The margin calls are required upon the variations in the prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

I. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments as of June 30, 2014
Amounts in Thousands of Pesos

Corn and Natural Gas Derivative Financial Instruments

Exchange Rate Derivative Financial Instruments

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

23. As of June 30, 2014, the financial instruments transactions of corn and natural gas in long positions represented a loss of $122,329 thousand pesos and a favorable effect in short positions of $2,292 thousand pesos.

25. As  of June 30, 2014, the Company has revolving funds denominated ''margin calls'' for $204,385 thousand pesos, required upon variations in prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

As of June 30, 2014, the Company reclassified the amount of $74,479 thousand pesos from comprehensive income and recognized it as part of inventory. This amount refers to the loss from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated a loss of $6,649 thousand pesos, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received.

The operations that concluded during the second quarter of 2014, for financial instruments of corn and natural gas, recognized in income, represented a favorable effect of $2,906 thousand pesos. As of June 30, 2014, the favorable effect in the results of the concluded transactions of these instruments is of $3,781 thousand pesos.

The transactions concluded during the second quarter of 2014 regarding the foreign exchange financial instruments, recognized in income, represented a loss of $19,684 thousand pesos. As of June 30, 2014, the adverse effect in the results of the concluded transactions of these instruments is of $5,047 thousand pesos.

II. Sensibility Analysis

Corn Derivative Financial Instruments:

According to the position as of June 30, 2014, a hypothetical 10 percent loss of the corn and natural gas value would result in an additional adverse effect of $104,687 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of June 30, 2014.

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

Exchange Rate Derivative Financial Instruments:

Based on our position as of June 30, 2014, a hypothetical appreciation of 10% of the Mexican peso against the United States dollar would result in an additional unfavorable effect of $87,619 thousand pesos. This sensitivity analysis is based in the value of the underlying assets given in the valuation made by the counterparty as of June 30, 2014, which includes the effects on the exchange rate variables, time and volatility.

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:
a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of the raw materials derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.
a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of corn and natural gas, based on our position as of June 30, 2014, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $104,687, $307,027, and $614,054 thousands of pesos, respectively.

For the foreign exchange financial instruments, based on our position as of June 30, 2014, a hypothetical change of 10%, 25% and 50% of appreciation of the Mexican peso against the United States dollar would result in an additional charge of $87,619, $219,048 and $438,097 thousand pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.